UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Live Stream Technology Services Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

April 6, 2022

Physical Address of Issuer:

701 Brickell Avenue, Suite 1550, Miami, FL 33131, United States

Website of Issuer: https://www.buyalerts.com

Current Number of Employees:

2

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)*
Total Assets	$1,028,653	$1,199,235
Cash & Cash Equivalents	$834,567	$840,543
Accounts Receivable	$0	$0
Current Liabilities	$256,039	$256,039
Long-Term Liabilities	$0	$0
Revenues/Sales	$4,691,650	$3,660,153
Cost of Goods Sold**	$300,817	$133,793
Taxes Paid	$0	$256,039
Net Income/(Loss)	$(4,048,455)	$963,196

*Reflects the financial results for the Company since its incorporation on April 6, 2022.

**Cost of Services

TABLE OF CONTENTS


April 29, 2024

Live Stream Technology Services Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Live Stream Technology Services Inc., known as BuyAlerts ("**BuyAlerts,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.buyalerts.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Live Stream Technology Services Inc.
(Issuer)

By:/s/ Herman Edwin Cruz
(Signature)

Herman Edwin Cruz
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Herman Edwin Cruz
(Signature)

Herman Edwin Cruz
(Name)

Director
(Title)

April 29, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2024

Live Stream Technology Services Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Live Stream Technology Services Inc., known as BuyAlerts, is a software service provider. The Company's software is sold on a subscription basis to assist investors with making real-time decisions regarding their investment portfolios.

The Company was formed in Delaware and is headquartered and qualified to conduct business in Florida. The Company sells its products through the internet and throughout the United States and internationally.

The Company's website is https://www.buyalerts.com.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

<center>**RISK FACTORS**</center>

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is controlled by the CEO and Founder who exercises voting control.

Edwin Cruz, the Company's CEO and Founder, is currently the sole owner of the Company's Class A Voting Common Stock and exercises voting control. Subject to any fiduciary duties owed to other stockholders or investors under Delaware law, Mr. Cruz will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, Mr. Cruz's interests may be different than yours. For example, he may support proposals and actions with which you may disagree. This concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Cruz could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development

<center>5</center>

or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding subscribers for our software, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer software on a subscription basis which is used to assist investors with making real time decisions regarding their investment portfolios. The amount of subscribers for our software and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active subscribers of our software. If clients do not perceive our software to be useful, reliable, and trustworthy, we may not be able to attract or retain subscribers or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Live Stream Technology Services Inc., known as BuyAlerts, is a software service provider. The Company's software is sold on a subscription basis to assist investors with making real-time decisions regarding their investment portfolios.

The Company was formed in Delaware and is headquartered and qualified to conduct business in Florida. The Company sells its products through the internet and throughout the United States and internationally.

Business Plan

The Company endeavors to spearhead the progression of Artificial Intelligence (AI)-driven investment decision-making tools by empowering a broad spectrum of market participants – from active traders and individual investors to professional financial advisors. The Company's objective is to facilitate access to top tier industry analysts, extensive and diverse data repositories, and actionable, timely investment insights and trading ideas. This robust suite of resources and tools is meticulously designed to guide our users in making informed and strategic investment decisions.

The Company plans to significantly expand its business by bolstering its operations, increasing marketing, and investing in technology and product development. Any capital we raise in the future will empower us to expand our operations and product development, increase marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
BuyAlerts	Software subscription providing investors with real-time trading signals using live trading rooms and the highest quality artificial intelligence indicators.	For trading professionals seeking to use market data and trends

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors are: (i) Gartner, a leading research and advisory company that provides insights, advice, and tools for leaders in IT, finance, HR, customer service, and support; (ii) Forrester, a research and advisory firm that helps businesses navigate changes in technology, markets, and customer behavior; and (iii) IDC, a market research and advisory firm that provides insights and analysis on a wide range of technology-related markets and trends.

Customer Base

Our customer base includes individuals and organizations that are interested in staying up-to-date on the latest developments in technology and its applications. These customers may include technology professionals, IT professionals, students, researchers, educators, and businesses that rely on technology in their operations. They may be interested in purchasing access to online resources, such as articles, videos, and webinars, or subscribing to print or digital publications. They may also be interested in attending conferences and other events organized by the tech information company. The specific customer base of a tech information company will depend on the products and services it offers and the target audience it serves.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Herman Edwin Cruz	CEO, Founder and Director	CEO and Founder of Live Stream Technology Services Inc, 2022 – Present Responsible for sales, operations, and general CEO responsibilities Vice President of Sales at Foodja, 2020 - 2022 Responsible for developing and executing sales strategies to drive growth and expansion	Jose Marias Delgado University, B.B.A., Business Administration and Management, General, 2001 Harvard Business School On-Line Certificate, Disruptive Strategy, 2022
Herman Torres	President of Analytics	President of Analytics of Live Stream Technology Services Inc., 2022 – Present Responsible for overseeing analytics and the integration of multisource, real-time data into actionable insights Investment Advisor/Trader at Centaurus Global Ventures, 2019 – Present Responsible for managing trading activity across multiple sectors and products and sourcing, analyzing and managing investment ideas	Brandeis University, M.A., International Economics and Finance, 1997 ESADE, Master in Finance, 1996 Sorbonne IV University, Certificate in Commerce France, 1994 California State University Long Beach, B.A., Economics, 1992

Biographical Information

<u>Herman Edwin Cruz</u>: Ed is the CEO, Founder and Director of the Company. Prior to starting the Company, Edwin was the Vice President of Sales at Foodja from 2016 to 2022, where he developed and executed sales strategies that propelled the Company's revenues from 11MM ARR in 2016 to 65MM ARR in 2022. Additionally, Edwin was Director of Sales for GrubHub from 2008 to 2016, where he was responsible for business development on the West Coast. Edwin has a degree from Jose Marias Delgado University in Business Administration and received an online certificate from Harvard Business School in Disruptive Strategy in 2022.

<u>Herman Torres</u>: Herman is the President of Analytics for the Company. He is an international economist with over 15 years of professional experience in investing. Herman is known for his extensive knowledge of equity and options markets and has mastered options strategies which include spreads, strangles, straddles, and iron condors. He has previously served as Vice President for Asset Management divisions at Standard Bank, HWF Capital Fund, HFC/IFC Investments. Herman also managed portfolios for high-net-worth investors and institutions at Bolton Global Asset Management and Centaurus Global Ventures.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 2 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, including all amendments thereto, and to the applicable provisions of Delaware law.

On February 28, 2023, the Company's board of directors and Stockholder effected a 1 for 5,000 forward stock split and the Company filed an amendment to its Certificate of Incorporation to increase it authorized capital stock from 10,000 shares and to modify its par value per share from $1.00 per share to $0.0001 per share. As a result, the Company's authorized capital stock consisted of 100,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). On August 28, 2023, the Company filed another amendment to its Certificate of Incorporation to create two classes of Common Stock, one with voting rights and one without. As a result, (i) 75,000,000 shares of Common Stock were designated as Class A Voting Common Stock (the "**Class A Voting Common Stock**"), and (ii) 25,000,000 shares of Common Stock were designated as Class B Non-Voting Common Stock (the "**Class B Non-Voting Common Stock**"). All outstanding shares of Common Stock prior to the filing of the amendment to the Certificate of Incorporation were deemed to be outstanding Class A Voting Common Stock as of the effective date of the filing. On November 1, 2023, the Company filed an additional amendment to its Certificate of Incorporation to increase its authorized Common Stock to 150,000,000 shares of Common Stock, of which (i) 75,000,000 shares of Common Stock were designated as Class A Voting Common Stock, and (ii) 75,000,000 shares of Common Stock were designated as Class B Non-Voting Common Stock.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Voting Common Stock
Amount Outstanding	50,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None

Type	Class B Non-Voting Common Stock*
Amount Outstanding	6,019,513
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None

*The Company has a concurrent offering ongoing to raise up to $10,000,000 from the issuance of shares of Class B Non-Voting Common Stock (inclusive of the outstanding shares in the table above).

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,504,314*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $28,000,000

* Includes $29,496 in Crowd SAFEs issued to the Intermediary.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,686,315*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $77,000,000

*Issued in connection with a Regulation CF offering and reflects amounts through April 18, 2024. Offering closes on April 29, 2024 and final accounting will occur on or around May 7, 2024.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$10,000	10,000*	General Working Capital	April 6, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$1,504,314**	1,368	Product Development and General Working Capital	July 8, 2023	Reg. CF
Class B Non-Voting Common Stock***	$5,022,028	6,019,513	Product Development and General Working Capital	Various dates between September 1, 2023 and April 24, 2024	Regulation D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$1,686,315****	873	Product Development and General Working Capital	September 22, 2023; November 22, 2023; February 20, 2024; April 18, 2024; April 29, 2024	Reg. CF

*On February 28, 2023, the Company effected a 1 for 5,000 forward stock split. As such, the 10,000 shares of outstanding Common Stock on such date were converted to 50,000,000 shares of Common Stock. On August 28, 2023, created two classes of Common Stock, one with voting rights and one without. All outstanding shares of Common Stock as of such date were deemed to be outstanding Class A Voting Common Stock.

** Includes $29,496 in Crowd SAFEs issued to the Intermediary.

***The Company has an ongoing offering of Class B Non-Voting Common Stock whereby it is seeking to raise up to $10,000,000 from the issuance of shares of Class B Non-Voting Common Stock (inclusive of the outstanding shares in the table above).

*****Issued in connection with a Regulation CF offering and reflects amounts through April 18, 2024. Offering closes on April 29, 2024 and final accounting will occur on or around May 7, 2024.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Herman Edwin Cruz	50,000,000 shares of Class A Voting Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Company had an aggregate of approximately $1,261,299 in cash and cash equivalents, leaving the Company with approximately 10 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2024, the Company completed an offering pursuant to Regulation CF and has raised an estimated $1,686,315 (as of April 16, 2024 with final accounting occurring on or around May 7, 2024). The Company previously raised capital through a crowdfunding offering which closed on July 8, 2023.

In addition, the Company currently has an ongoing offering of Class B Non-Voting Common Stock to raise up to $10,000,000 from accredited investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

    (a)   As of December 31, 2022, the Company paid a cash dividend of $20,000 to Herman Edwin Cruz, the Company's CEO and Co-Founder.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2024

Live Stream Technology Services Inc.



LIVE STREAM TECHNOLOGY SERVICES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

LIVE STREAM TECHNOLOGY SERVICES INC.
BALANCE SHEET

As of December 31,		(Unaudited) 2023		(Audited) 2022
(USD $ in Dollars)				
ASSETS				
Non-Current Assets :				
Office equipment	$	45,202	$	-
Total Non-Current Assets :		**45,202**		**-**
Current Assets:				
Cash & cash equivalents	$	834,567	$	840,543
Prepaids and other current assets		148,884		358,692
Total current assets		**983,451**		**1,199,235**
Total assets	$	**1,028,653**	$	**1,199,235**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Income tax payable	$	256,039	$	256,039
Total current liabilities		**256,039**		**256,039**
Total liabilities	$	**256,039**	$	**256,039**
STOCKHOLDERS EQUITY				
Common Stock	$	3,887,873	$	10,000
Subscription Receivable		(10,000)		(10,000)
Retained earnings/(Accumulated Deficit)		(3,105,259)		943,196
Total stockholders' equity	$	**772,614**	$	**943,196**
Total liabilities and stockholders' equity	$	**1,028,653**	$	**1,199,235**

See accompanying notes to financial statements.

STATEMENT OF OPERATIONS

	(Unaudited) January 1, 2023 to December 31, 2023	(Audited) April 6, 2022 to December 31, 2022
(USD $ in Dollars)		
Net revenue	$ 4,691,650	$ 3,660,153
Cost of services	300,817	133,793
Gross profit	4,390,833	3,526,360
Operating expenses		
Sales and marketing	4,547,712	1,884,759
General and administrative	3,891,576	431,568
Total operating expenses	8,439,288	2,316,327
Operating income/(loss)	(4,048,455)	1,210,033
Interest expense	-	-
Other Loss/(Income)	-	(9,202)
Income/(Loss) before provision for income taxes	(4,048,455)	1,219,235
Provision/(Benefit) for income taxes	-	256,039
Net income/(Net Loss)	**$ (4,048,455)**	**$ 963,196**

See accompanying notes to financial statements.

LIVE STREAM TECHNOLOGY SERVICES INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Inception date April 6, 2022	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	10,000	10,000	(10,000)	-	-
Dividend	-	-	-	(20,000)	(20,000)
Net income/(loss)	-	-	-	963,196	963,196
Balance - December 31, 2022	10,000	$ 10,000	$ (10,000)	$ 943,196	$ 943,196
Issuance of Common Stock	2,396,850	2,150,388	-	-	2,150,388
Additional paid-in capital	-	1,727,485	-	-	1,727,485
Dividend	-	-	-	-	-
Net income/(loss)	-	-	-	(4,048,455)	(4,048,455)
Balance—December 31, 2023	**2,406,850**	**$ 3,887,873**	**$ (10,000)**	**(3,105,259)**	**$ 772,614**

See accompanying notes to financial statements.

LIVE STREAM TECHNOLOGY SERVICES INC.
STATEMENT OF CASH FLOWS

(USD $ in Dollars)	(Unaudited) January 1, 2023 to December 31, 2023		(Audited) April 6, 2022 to December 31, 2022	
CASH FLOW FROM OPERATING ACTIVITIES				
Net (loss)/income	$	(4,048,455)	$	963,196
Changes in operating assets and liabilities:				
Prepaids and other current assets		209,808		(358,692)
Income tax payable		-		256,039
Net cash provided/(used) by operating activities		**(3,838,647)**		**860,543**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(45,202)		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		2,150,388		-
Additional paid-in capital		1,727,485		-
Dividends paid		-		(20,000)
Net cash provided/(used) by financing activities		**3,877,873**		**(20,000)**
Change in cash		(5,976)		840,543
Cash—beginning of year		840,543		-
Cash—end of year	$	**834,567**	$	**840,543**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Live Stream Technology Services, Inc. was incorporated on April 6, 2022, in the state of Delaware. The financial statements of Live Stream Technology Services, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Live Stream Technology Services Inc. is a software service provider. The software is sold on a subscription basis and is used to assist investors with making real time decisions regarding their investment portfolios.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $584,567 (2022: $590,543).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Simple Agreements for Future Equity (SAFEs)

The Company has issued Simple Agreements for Future Equity (SAFEs) as a form of early-stage financing. These instruments provide investors with the right to receive equity in the Company, upon the occurrence of future equity financing events. SAFEs do not bear interest and do not have a maturity date. The conversion conditions are specified in each agreement.

The Company accounts for SAFEs in accordance with U.S. GAAP. Upon issuance, SAFEs are recorded as the cash amount received from investors. These instruments are classified on the Company's balance sheet based on their characteristics as evaluated against the provisions of relevant accounting standards. Currently, the Company classifies SAFEs as equity, reflecting the economic substance of the instrument. SAFEs are measured at their initial value until either conversion into equity occurs or it becomes clear that conversion is unlikely.

As of December 31, 2023, the Company has issued SAFEs totaling $1,727,485. On July 8, 2023, the Company closed a Registration CF offering on Republic, raising $1,470,818 through a Crowd SAFE. Additionally, the Company initiated another Registration CF offering via Deal Maker, aiming to raise up to $3,500,000. The total amount received from these instruments is recorded under "Additional paid-in capital" on the balance sheet, reflecting both concluded and ongoing funding activities.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue on a subscription basis, from the sale of software that is used by investors with making real time decisions regarding their investment portfolios.

Cost of sales

Costs of sales include payment processing fees and other directly related expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2023, amounted to $4,547,712 (2022: $1,884,759) which is included in sales and marketing expenses.

Income Taxes

Live Stream Technology Services Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 31, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets comprise Merchant Account Receivable which is the unsettled credit cards fees that have yet to be deposited into the Company's account. The fees generally settle in less than 7 days from the day charged to customer's credit card.

4.   COMMON STOCK

Between January 1, 2023 and December 31, 2023, the Company raised $2,150,388, via a private Reg D 506(b) offering and in return issued 2,396,850 shares of Class B Non-Voting Common Stock. This offering is ongoing.

On February 28, 2023, the Company's board of directors and shareholders effected a 1 for 5,000 forward stock split and the Company filed an Amended and Restated Certificate of Incorporation to increase it authorized capital stock from 10,000 shares and to modify its par value per share from $1.00 per share to $0.00001 per share. As a result, the Company's authorized capital stock at such time consisted of 100,000,000 shares of common stock, par value $0.00001 per share (the "Common Stock").

On August 28, 2023, the Company filed another amendment to its Certificate of Incorporation to create two classes of Common Stock, one with voting rights and one without. As a result, (i) 75,000,000 shares of Common Stock were designated as Class A Voting Common Stock (the "Class A Voting Common Stock"), and (ii) 25,000,000 shares of Common Stock were designated as Class B Non-Voting Common Stock (the "Class B Non-Voting Common Stock"). All outstanding shares of Common Stock prior to the filing of the amendment to the Certificate of Incorporation were deemed to be outstanding Class A Voting Common Stock as of the effective date of the filing.

On November 1, 2023, the Company filed an additional amendment to its Certificate of Incorporation to increase its authorized Common Stock to 150,000,000 shares of Common Stock, of which (i) 75,000,000 shares of Common Stock were designated as Class A Voting Common Stock, and (ii) 75,000,000 shares of Common Stock were designated as Class B Non-Voting Common Stock.

As of December 31, 2023, the Company had 50,000,000 shares of Class A Voting Common Stock and 2,396,850 shares of Class B Non-Voting Common Stock issued and outstanding.

5.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

As of Year Ended December 31,		2023		2022
Current:				
Federal, state, and local	$	-	$	256,039
Foreign		-		-
Total		**-**		**256,039**
Deferred				
Federal, state, and local		-		-
Foreign		-		-
Total non-current expense (benefit)		**-**		**-**
Total	$	**-**	$	**256,039**

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits (2022: Nil).

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions (2022: Nil).

6.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently has no lease agreements greater than twelve months and therefore recognizes the lease expense on a straight-line basis over the lease term of twelve months or less. The lease expense was $163,496 for the year ended December 31, 2023 (2022: $29,499)

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2023 and December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through January 31, 2024, which is the issuance date of these financial statements.

The Company has raised $657,000 in 2024 through the date of this report via the ongoing private Reg D 506(b) offering and has issued 761,677 shares of Class B Non-Voting Common Stock.

As of January 31, 2024, the Company has (i) 50,000,000 shares of Class A Voting Common Stock and (ii) 3,158,527 shares of Class B Non-Voting Common Stock are issued and outstanding.

As of January 31, 2024, $188,160 has been committed for the Company's Reg CF offering via Dealmaker.

There have been no other events or transactions during this time which would have a material effect on these financial statements.